UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Name of Issuer)

Common Stock

(title of Class of Securities)

448883207

(CUSIP Number)

Sylvain Tongas L’Air Liquide S.A. 75, Quai d’Orsay 75321 Paris France +33 1 40 62 53 36	Jeffrey E. Cohen Blank Rome LLP 405 Lexington Avenue New York, NY 10174 (212) 885-5242

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 448883207	13D

1	NAME OF REPORTING PERSON The Hydrogen Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,537,931
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,537,931
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,537,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated in accordance with Rule 13d-3(d)(1)(i), shares outstanding is based on (i)15,447,483 shares of the Common Stock, no par value, of Hydrogenics Corporation outstanding as of September 30, 2018, as reported in Hydrogenics Corporation’s Form 6-K dated November 2, 2018, plus (ii) 3,537,931 shares of the Common Stock, no par value, of Hydrogenics Corporation acquired by the reporting person on January 24, 2019.

CUSIP No. 448883207	13D

1	NAME OF REPORTING PERSON L’Air Liquide S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,537,931
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,537,931
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,537,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.6% (2)
14	TYPE OF REPORTING PERSON CO

(2)	Calculated in accordance with Rule 13d-3(d)(1)(i), shares outstanding is based on (i)15,447,483 shares of the Common Stock, no par value, of Hydrogenics Corporation outstanding as of September 30, 2018, as reported in Hydrogenics Corporation’s Form 6-K dated November 2, 2018, plus (ii) 3,537,931 shares of the Common Stock, no par value, of Hydrogenics Corporation acquired by the reporting person on January 24, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, no par value (“Common Stock”), of Hydrogenics Corporation, a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is at 220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6, Canada.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed by The Hydrogen Company (“H2C”). On December 21, 2018, H2C acquired 3,537,931 shares of the Issuer’s Common Stock, as described more fully in Item 5 below.

H2C is a corporation incorporated under the laws of France, having its principal office at 6, rue Cognacq-Jay 75007 Paris, France. H2C’s principal business is principally to develop products, equipment and infrastructure in the field of hydrogen-energy, including through the holding of participations in other companies. The directors and executive officers of H2C and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below.

Name	Position	Principal occupation	Business address

François DARCHIS	Chairman of the Board	Senior Vice President, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Benoît POTIER	Board member	Chairman of the Board and Chief Executive Officer, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Fabienne LECORVAISIER	Board member	Executive Vice-President, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Pierre-Etienne FRANC	Chief Executive Officer and Board member	Vice-President - Hydrogen Initiative, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

During the last five years, none of H2C or (to the knowledge of H2C) the directors or executive officers of H2C (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 448883207

This statement on Schedule 13D is also filed by L’Air Liquide S.A., a corporation incorporated under the laws of France, having its principal office at 75, Quai d’Orsay, 75321 Paris, France. L’Air Liquide S.A. is the beneficial owner of all of the outstanding shares of capital stock of H2C and, accordingly, may be considered the beneficial owner of the Common Stock acquired by H2C. L’Air Liquide S.A.’s principal business is the holding of companies active in the provision of industrial and medical gases and related technologies and services. The directors and executive officers of L’Air Liquide S.A. and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below.

Name	Position	Principal occupation	Business address

Benoît POTIER	Chairman of the Board and Chief Executive Officer	Same as “Position”	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Thierry PEUGEOT	Board member	NA (retired)	Peugeot S.A. - 75, avenue de la Grande Armee, Paris (75116) - France

Pierre DUFOUR	Board member	NA (retired)	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Karen KATEN	Board member	Senior adviser, EW Healthcare Partners	EW Healthcare Partners – 280 Park Avenue, 27th Floor East – New York, NY 10017 – USA

Jean-Paul AGON	Board member	Chairman and Chief Executive Officer, L’Oréal	L’Oréal – 41, rue Martre – 92110 Clichy – France

Rebecca Siân HERBERT-JONES	Board member	Member of the board of directors of various companies	11 rue de Saint Senoch, Paris (75017) - France

Sin LENG LOW	Board member	Chairman and Director, Nanyang Academy of Fine Arts (NAFA)	Nanyang Academy of Fine Arts – 80 Bencoolen Street – Singapore 189655

Annette WINKLER	Board member	Member of the Supervisory Board – Mercedes-Benz South Africa	Villa Kayser - Uhlbacher Strasse 7 70329 Stuttgart – Germany

Philippe DUBRULLE	Board member	Programs & Services Manager, Aerospace & Defense, Air Liquide Advanced Technologies	Air Liquide Advanced Technologies – 2, rue de Clémencière, Sassenage (38360) – France

Geneviève BERGER	Board member	Head of the Research Department, Firmenich SA	Firmenich SA – Route des Jeunes – 1 P.O. Box 239 – 1211 Geneva 8 – Switzerland

Brian GILVARY	Board member	Chief Financial Officer and Director, BP p.l.c	BP p.l.c. – 1 St James’s Square – London SW1Y 4PD – United-Kingdom

Xavier HUILLARD	Board member	Chairman and Chief Executive Officer, VINCI SA	VINCI – 1, cours Ferdinand de Lesseps, 92851 Rueil-Malmaison Cedex – France

13D

CUSIP No. 448883207

During the last five years, none of L’Air Liquide S.A. or (to the knowledge of L’Air Liquide S.A.) the directors or executive officers of L’Air Liquide S.A. (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

H2C acquired the Common Stock using internal capital of the Air Liquide group.

Item 4.	Purpose of Transaction.

H2C acquired the Common Stock as an investment and in order to support the business of the Issuer. H2C is entitled to, as long as H2C holds 10% or more of the Issuer’s outstanding common shares, designate a Director to the Issuer’s Board (see Item 5 below), and such Director will participate fully in the deliberations of the Board (the “Board Right”). However, at this time the filing persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The filing persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Subscription Agreement provides that for as long as H2C holds 5% or more of the Issuer’s outstanding common shares, H2C will have pre-emptive rights to participate in any financing of the Issuer in order to maintain its pro rata interest in the Issuer (the “Pre-Emptive Rights”). These pre-emptive rights will not apply to certain specified issuances of securities by the Issuer.

Item 5.	Interest in Securities of the Issuer.

On December 21, 2018, the Issuer and H2C entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which the Issuer agreed to issue and sell to H2C 3,537,931 shares of the Issuer’s Common Stock, no par value (the “Purchased Shares”), for an original issue price of $20,520,000 in cash. The shares were issued on January 24, 2019.

13D

CUSIP No. 448883207

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Subscription Agreement includes, without limitation, the following provisions: (i) the Pre-Emptive Rights; (ii) the Board Right; (iii) H2C shall be restricted from transferring the Purchased Shares as described in Section 4.5(a) of the Subscription Agreement; and (iv) H2C shall not vote the Purchased Shares (A) against nominees to the board of directors that are nominated and publicly recommended by the Issuer or (B) against the public recommendation of a unanimous board of the Issuer (excluding directors who have abstained from voting for reasons of conflict of interest and the Nominee), all as more specifically described in Section 4.5(b) of the Subscription Agreement.

Item 7.	Material to be Filed as Exhibits.

The following is filed as an exhibit to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement dated as of December 21, 2018 by and between Hydrogenics Corp and The Hydrogen Company.*

* The Hydrogen Company agrees to furnish to the SEC a supplementary copy of all omitted schedules and the exhibit to the Subscription Agreement.

13D

CUSIP No. 448883207

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2019

THE HYDROGEN COMPANY

By:	/s/ Pierre-Etienne Franc
	Name:	Pierre-Etienne FRANC
	Title:	Directeur Général

L’AIR LIQUIDE S.A.

By:	/s/ Fabienne Lecorvaisier
	Name:	Fabienne LECORVAISIER
	Title:	Executive Vice-President

13D

CUSIP No. 448883207

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement dated as of December 21, 2018 by and between Hydrogenics Corp and The Hydrogen Company.*

*The Hydrogen Company agrees to furnish to the SEC a supplementary copy of all omitted schedules and the exhibit to the Subscription Agreement.